UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November,2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 18 November, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
18 NOVEMBER, 2005

PHENOXODIOL DELAYS TUMOR PROGRESSION IN LATE-STAGE HORMONE
REFRACTORY PROSTATE CANCER

Novogen Limited's subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's Alternative
Investment Market.

Long term Phase Ib/IIa study presented at AACR-NCI-EORTC meeting showed significant anti-tumor effects and no toxicity

Philadelphia - November 17, 2005 - A new study presented today at the International Conference on Molecular Targets and Cancer Therapeutics in Philadelphia shows that phenoxodiol significantly delays tumor progression in men suffering from late-stage hormone refractory prostate cancer.
The meeting is sponsored by the American Association of Cancer Researchers (AACR), the National Cancer Institute (NCI), and the European Organization for Research and Treatment of Cancer (EORTC).

The anti-tumor effect in this Phase Ib/IIa trial was dose-dependent. The trial was designed to end after 24 weeks of treatment, but had to be extended to the current 90 weeks because of the unexpected extended survival in some patients. Patients have been able to remain on phenoxodiol for this extended time without any evidence of toxicity.

Researchers administered various doses (20, 80, 200 and 400 mg) of phenoxodiol to men with metastatic, hormone-refractory prostate cancer to establish what level of anti-cancer effect the oral dosage form of this drug would provide and whether there was a dose-dependent effect. The phenoxodiol was administered in monthly treatment cycles comprised of three doses daily for 21 consecutive days followed by 7 days without treatment. The original plan was to treat patients for a maximum of 6 treatment cycles. Except for anti-androgen therapy being continued in those who were receiving it pre-trial, phenoxodiol was the only treatment. The age of the 26 subjects studied ranged from 55 to 85, the Gleason score was mean 8.04 (range 6-9), and the mean baseline PSA level was 56.3 pg/ml.

Response to therapy in these patients was determined on the basis of PSA response (a decline in PSA level compared to baseline of at least 50 per cent), PSA doubling time
(time for the baseline PSA level to double), and time to progression (length of time that patients remained on phenoxodiol based on PSA levels and clinical assessment).

"The two highest dosages of phenoxodiol provided a significant anti-tumor response in a disease that is normally unresponsive to treatment in its late stages," says
Robert Davies, MD, lead investigator of the study and urologist at Sir Charles Gairdner Hospital in Perth,
Australia. "We found that the PSA level, an indicator of the level of cancer, decreased. We also saw a clinical response that was prolonged in some patients."

Combining the data from the two lowest dosages (12 patients) and the two highest dosages (14 patients), the number of patients still on therapy after six months increased from 1 out of 12 (8.5 per cent) to 10 out of 14 (71.4 per cent), and the mean time to progression (length of time patients were deemed to be deriving a benefit from therapy) increased from 15 weeks to 47 weeks. This latter figure does not take into account four patients who remain on therapy after 42, 74, 82 and 90 weeks.

In terms of PSA levels, there were no PSA responses in the two lowest dosage groups, but 3 of the 14 in the two highest dosage groups experienced a PSA level reduction of 50 percent or greater from baseline.
The PSA doubling time increased from a mean 18 weeks to 43 weeks, not including the 3 of 14 patients who remain on phenoxodiol therapy and whose PSA levels have yet to double. While it was not possible to measure tumor size in this study, an increase in PSA doubling time is generally regarded as reflecting a tumor response.

"The long-term anti-tumor effects and safety demonstrated in this study are very encouraging developments," said Graham Kelly, PhD, Chairman of Marshall Edwards, Inc.
Professor Kelly presented the data on behalf of the investigators in the 12:30 - 2:30 pm poster session on Thursday, November, 17, at the AACR-NCI-EORTC meeting.

A Californian oncologist who referred two patients to the trial agrees that the results are good news, and may impact the way prostate cancer is treated.

"Phenoxodiol represents a unique new class drugs for men with prostate cancer," says Steven Tucker, MD, Director of Prostate and Genitourinary Oncology at
The Angeles Clinic & Research Institute in Los Angeles.

"If the clinical benefit seen in these refractory patients can be extended into an earlier disease state, we may be looking at a paradigm shift in the management of advanced prostate cancer," says Dr. Tucker, who is also an Assistant Clinical Professor of Medicine at the UCLA School of Medicine.

Professor Kelly said that the next stage of development of phenoxodiol for prostate cancer would be to use it in patients who have failed to respond to both hormone therapy and docetaxel therapy.

"On the basis of this data, we would expect that phenoxodiol alone would offer these patients a significant survival benefit, but we also will be interested in testing the ability of phenoxodiol to restore sensitivity to docetaxel in these end-stage patients,"
Professor Kelly added.

This next study will be conducted in the US and is planned to commence enrolment in 2006.

About Prostate Cancer

According to data provided by the American Cancer Society
(ACS), prostate cancer is one of the most common types of cancer found in American men, second only to skin cancer. ACS estimates that there will be more than 232,000 new cases of prostate cancer in the United States in 2005 and about 30,350 men will die of this disease. One man in 6 will get prostate cancer during his lifetime, and one in 34 will die of the disease.

Most cases of prostate cancer are sensitive to male sex hormones (androgen), and blocking of the effect of these hormones is a common therapeutic process.
Ultimately, however, most prostate cancers become insensitive to androgens, at which time the tumor is referred to as being 'hormone refractory'. The approved anti-tumor therapy for these patients is docetaxel (Taxotere) which has been shown to provide a modest extension of survival in some patients, before the tumors become docetaxel-refractory. Hormone-refractory, docetaxel refractory patients represent the end-stage of this disease.

About phenoxodiol

Phenoxodiol is being developed as a therapy for late-stage, chemo-resistant prostate, ovarian and renal cancers.

Phenoxodiol targets the tumor cell's cation excretion pump, with the resulting disruption to the cell's redox potential producing a range of biochemical effects including inhibition of phosphorylation of the key pro-survival sphingosine-1-phosphate and Akt signalling pathways.
Inhibition of production of anti-apoptotic proteins including XIAP is a key biochemical outcome.

The mechanism of action of phenoxodiol suggests a potential to be used both as a monotherapy and in combination with standard anti-cancer drugs where it acts to enhance the efficacy of those drugs in chemo-sensitive patients and to restore sensitivity to those drugs in chemo-resistant patients.
Phenoxodiol currently is undergoing clinical studies in the US and Australia.

Phenoxodiol is an investigational drug and, as such, is not marketed in the US.

More information about phenoxodiol can be found at www.phenoxodiol.com.

About Marshall Edwards, Inc. (MEI)

Marshall Edwards, Inc., (Nasdaq: MSHL) has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited. (ASX: NRT; Nasdaq: NVGN).
Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use.
Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.
You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates;
costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results;
our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes;
government regulation; changes in industry practice;
and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

More information on the Novogen group of companies can be found at www.novogen.com.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088